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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 N. Main St.
(No. and Street)

Oconomowoc	Wisconsin	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Hohensee 262-567-9400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frederick Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGUERITE SJOBERG NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INVESTMENTS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

ABACUS INVESTMENTS INC

Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2018

Table of Contents

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
[illegible]
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Abacus Investments, Inc., as of September 30, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Abacus Investments, Inc. as of September 30, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Abacus Investments, Inc.'s management. My responsibility is to express an opinion on Abacus Investments, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Abacus Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Abacus Investments, Inc.'s financial statements. The supplemental information is the responsibility of Abacus Investments, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
November 9, 2018

ABACUS INVESTMENTS INC
Oconomowoc, Wisconsin

Statement of Financial Condition
As of September 30, 2018

ASSETS

Cash and cash equivalents	$	17,377
Deposits with clearing organization		15,077
Accounts receivable		44,298
Total assets	$	76,752

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Related Party Payable	$	27,000
Accounts payable		350
Commissions payable		27,555
Total liabilities	$	54,905
Stockholder's Equity:		
Common stock, %.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	$	1
Additional paid-in-capital		38,746
Retained earnings		(16,900)
Total stockholder's equity		21,847
Total liabilities and stockholder's equity	$	76,752

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS INC
Oconomowoc, Wisconsin

Statement of Income
Year Ended September 30, 2018

Income:	
Commission income	$ 1,299,759
Other income	1,490
Total income	$ 1,301,249
Expenses:	
Commissions	$ 704,748
Management and Consulting fees	509,186
Clearing and execution charges	64,099
Regulatory fees	7,656
Legal and accounting	5,000
Occupancy	7,343
Other	3,012
Total Expenses	$ 1,301,044
Net Income	$ 205

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS INC
Oconomowoc, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2017	$ 1	$ 38,746	$ (17,105)	$ 21,642
Net Income	0	-	205	205
Balance, September 30, 2018	$ 1	$ 38,746	$ (16,900)	$ 21,847

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC

Oconomowoc, Wisconsin

Statement of Cash Flows

Year Ended September 30, 2018

Cash Flows from Operating Activities:		
Net Income	$	205
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Deposits with clearing corporation	$	(48)
Commissions receivable		2,444
Related Party Payable		(23,000)
Commissions payable		(4,523)
Net cash provided by operating activities		(24,922)
Cash and equivalents, beginning of year		42,299
Cash and equivalents, end of year	$	17,377

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED SEPTEMBER 30, 2018

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

A. Nature of Operations. Abacus Investments, Inc. (the "Firm") was incorporated in the state of Wisconsin on September 13, 1993. The company is registered with the Securities and Exchange Commission. The firm is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Firm's principal business activity is the sale of securities and doing business as a $5,000 non-carrying, non-custodian broker/dealer. The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm meets the exemptive provisions of Rule 15c3-3. All customer transactions are processed through a clearing broker/dealer.

B. Cash and Equivalents – For purposes of the statements of cash flows, the Firm's cash and equivalents consist of the Firm's checking accounts and money market accounts.

C. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution and a money market account. At times, balances in these accounts may exceed FDIC insurance limits. The Firm did not have any account with a balance that exceeded the insured limits during the year.

E. Commissions Receivable – The Firm considers all commissions receivable to be fully collectible. Uncollected accounts receivable are charged directly against operationswhen they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payables to brokers are commissions due to the brokers. At September 30, 2018, the receivables were $44,298 and payables of $27,555.

NOTE 3: OFF-BALANCE SHEET RISK

The Firm's customer securities transactions are introduced on a fully disclosed basis with the clearing broker/dealer. The clearing broker/dealer is responsible for the execution, collection, payment of funds and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge the Firm for any losses it incurs as a result. The Firm seeks to minimize this risk through procedures designed to determine the credit worthiness of its customers. The Firm does not anticipate nonperformance by any customers or its clearing broker.

NOTE 4: EXEMPTION UNDER RULE 15C3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provison of paragraph (k) (2) (ii) "All customer transactions are cleared through another broker/dealer on a fully disclosed basis" the exemption has been maintained. During the year ended September 30, 2018 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 5: RELATED PARTY ACTIVITY

Through common ownership and management, the Firm is affiliated with Hohensee Financial Services, Inc. (HFS) a registered investment advisory firm. The Firms share office space, personnel and other services. Most overhead expenses are shared 50/50. For the year ended September 30, 2018, the Firm had management and consulting expenses of $509,186 for shared expenses with HFS. At year end the Firm has a payable to HFS of $27,000.

NOTE 6: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income.

Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

It is the Firm's policy to recognize penalties and interest as incurred in its operations. There were none for 2018. The firm's federal and state income tax returns for 2015 and 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 7: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Account for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (SDP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 8: DEPOSITS WITH CLEARING ORGANIZATIONS

The firm maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Firm. The clearing broker is Hilltop Holdings, Inc. The balance on deposit at September 30, 2018 was $15,077.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At September 30, 2018, net capital as defined by the rules, equaled $21,191. The ratio of aggregate indebtedness to net capital was 2.59 to 1.

Net capital in excess of minimum required is $16,191. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $6,000.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualitied for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended September 30, 2018. Accordingly, no Statement of changes in Liabilities Subordinated to Claims of Creditors has included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

ABACUS INVESTMENTS INC
Oconomowoc, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

September 30, 2018

Aggregate Indebtedness		
Commissions payable	$	27,555
Accounts payable		350
Consulting fee payable		27,000
Total Aggregate Indebtedness	$	54,905
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	3,660
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	21,847
Deductions:		
Non-allowable accounts receivable from brokers or dealers		514
Haircuts on securities		142
Net Capital		21,191
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	16,191
Ratio of aggregate indebtedness to net capital		2.59 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C3-3

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

THOMAS FAUST, CPA

The Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

Reference:

Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the September 30, 2018 Part IIA filing.

Conclusion:

There were no material differences between the audited and unaudited net capital computation.

Thomas Faust, CPA
Lafayette, Indiana
November 9, 2018

THOMAS FAUST, CPA
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2018, which were agreed to by Abacus Investments, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Abacus Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Abacus Investments, Inc.'s management is responsible for Abacus Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2018 with the amounts reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
November 9, 2018

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Abacus Investments, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (ii), and Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
November 9, 2018

ABACUS INVESTMENTS, INC.
138 N. MAIN ST.
OCONOMOWOC WI 53066

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule17a-5(d)(4)

10/17/2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- ABACUS INVESTMENTS, INC. is a broker/dealer registered with the SEC and FINRA.
- ABACUS INVESTMENTS, INC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2017.
- ABACUS INVESTMENTS, INC. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- ABACUS INVESTMENTS, INC. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- ABACUS INVESTMENTS, INC. has not recorded any exceptions to the exemption for the fiscal year ended September 30, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:
Name: Frederick Hoberg
Date 10/17/18